Preferred Income Fund Incorporated

Meeting of Shareholders

On April 21, 2000, the Fund held its Annual Meeting of Shareholders (the "Meeting") to (1) elect two Directors of the Fund ("Proposal 1") and (2) ratify the selection of PricewaterhouseCoopers LLP as independent accountants for the Fund for the fiscal year ending November 30, 2000 ("Proposal 2"). The results of each proposal are as follows:

Proposal 1:
Election of Directors.
Name                   For     Withheld  Unvoted

Common Stock
Robert Wulf         8,651,48     102,030  1,085,055
Preferred Stock
Donald F. Crumrin     447          --           128

Martin Brody, Robert T. Flaherty, David Gale and Morgan Gust continue to serve in their capacities as Directors of the Fund.

Proposal 2:
Ratify the selection of PricewaterhouseCoopers LLP as independent accountants.
                       For     Against    Abstained

Common Stock and Preferred Stock
(voting as a single class)

Voted                  8,656,98  27,381     69,629